# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Future Fintech Group Inc., CIK 0001066923
CUSIP: 36117V303
Title of class of securities: Common Stock, 0.001 par value per share
Address of issuer's principal executive offices: 02B-03A, 23/F, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001513689
Persons authorized to receive notices and communications: Shanchun Huang, 3-2-205 Xi Jing Rd., Badachu High-Tech Industrial Park, Beijing, China (F4), 100041, 86 10 67084378

## Reporting persons
- Wealth Index Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (48.107% of the class)
  Comment: Percentage of ownership in Box 13 above is calculated based on an aggregate of 18,708,311 shares of Common Stock outstanding as of September 17, 2025 based upon information received from the Issuer's transfer agent. For additional information please refer to Item 4.
- Shanchun Huang (CIK 0001513689): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: personal funds (PF); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (48.107% of the class)
  Comment: The numbers reported in Rows 7, 9, and 11 represent 9,000,000 shares of common stock, par value $0.001 per share, of Future FinTech Group Inc. (the "issuer") and directly held by Wealth Index Capital Limited ("WICL"). WICL is wholly owned and controlled by Mr. Shanchun Huang, its sole member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, 0.001 par value per share
Name of issuer: Future Fintech Group Inc.
Address of issuer's principal executive offices: 02B-03A, 23/F, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
Wealth Index Capital Limited, a liability company organized under the laws of Hong Kong;

Shanchun Huang is the sole member of Wealth Index Capital Limited.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
The residence address of Mr. Huang is No.3-2-205 Xi Jing Road, Ba Da Chu Badachu High-Tech Industrial Park, Shi Jing Shan District, Beijing, China. 3-2-205 Xi Jing Rd.

The principal business office of Wealth Index Capital Limited is 17F Chung Nam Building, 1 Lockhart Road, Wan Chai, Hong Kong.
Present principal occupation or employment:
The principal business of Wealth Index Capital Limited is 17F Chung Nam Building, 1 Lockhart Road, Wan Chai, Hong Kong.

Mr. Shanchun Huang serves as the sole member of Wealth Index Capital Limited
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shanchun Huang is a citizen of Republic of Malta.
Wealth Index Capital Limited is a limited company organized under the laws of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 24, 2025, Future FinTech Group Inc. (the "Company") entered into a securities purchase agreement (the "Equity SPA") with certain institutional and individual investors (each, a "Purchaser"), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to purchase, up to an aggregate of 15,000,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $2.00 per share.

On September 16, 2025, the Company issued 9,000,000 shares of its common stock to Wealth Index Capital Limited ("WICL") at a purchase price of $2.00 per share, for an aggregate of $18,000,000, pursuant to the Equity SPA. The shares were acquired by WICL using its working capital. As a result of the issuance of shares, WICL owns approximately 48.107% of the Company's 18,708,311 outstanding shares of common stock.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
WICL is the record shareholder directly holds 9,000,000 shares of the Company's common stock, representing approximately 48.107% of the Company's 18,708,311 outstanding shares of common stock as of September 17, 2025 based on information from the Company's transfer agent.

Mr. Shanchun Huang is the sole member of WICL, holds 100% ownership in WICL. As such, Mr. Huang may be deemed a beneficial owner of the 9,000,000 shares of the Company's common stock directly held by WICL pursuant to Section 13(d)(3) of the Act.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4, neither Reporting Person has effected any transactions in the Common Stock of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On September 20, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Form Securities Purchase Agreements dated July 24, 2025 by and among Future Fintech Group Inc. and the purchasers (incorporated by reference to Exhibit 10.1 of Future Fintech Group Inc.'s Form 8-K (File No. 001- 34502), filed on July 31, 2025)
2. Joint Filing Agreement dated September 20, 2025 by and among the Reporting Persons

## Signatures
- Wealth Index Capital Limited: /s/ Shanchun Huang, Shanchun Huang, sole member (09/23/2025)
- Shanchun Huang: /s/ Shanchun Huang, Shanchun Huang (09/23/2025)